Exhibit (n)

KOPP FUNDS, INC.

AMENDED AND RESTATED RULE 18f-3 MULTIPLE CLASS PLAN

EFFECTIVE SEPTEMBER 30, 2004

Kopp Funds, Inc. (the “Company”), a registered investment company, has elected to rely on Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”), in offering multiple classes of shares of each series of the Company (each, a “Fund”).  The Board of Directors of the Company has determined in accordance with Rule 18f-3(d) that the following plan (the “Plan”) is in the best interests of each class of each Fund individually and the Company as a whole:

1.

Class Designation.  Fund shares will be designated either as Class A, Class C or Class I.

2.

Class Characteristics.  Each class of shares will represent interests in the same portfolio of investments and will be identical in all respects to the other class, except as set forth below:

Class A:

Class A shares will be sold subject to a maximum front-end sales charge of 3.50%, subject to certain exceptions as set forth in each Fund’s current prospectus.  Class A shares will also be subject to a distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act which provides for an annual distribution fee of up to 0.50% of the average daily net assets of a Fund attributable to Class A shares, computed on an annual basis.  The distribution plan fees for the Class A shares will be used to pay each Fund’s distributor (i) a distribution fee of up to 0.25% for the promotion and distribution of Class A shares and (ii) a shareholder servicing fee of up to 0.25% for personal service provided to Class A shareholders.  A deferred sales charge of 1.00% will be imposed on redemptions of Class A shares which were purchased without a sales charge and redeemed within 24 months of purchase, subject to certain exceptions as set forth in each Fund’s current prospectus.  Class A shares may also be subject to a 2% redemption fee with respect to certain redemptions made within 30 days of purchase, as set forth in each Fund’s current prospectus.

Class C:

Class C shares will be offered for sale at net asset value per share without the imposition of a sales charge.  However, Class C shares will be subject to a distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act which provides for an annual distribution fee of up to 1.00% of the average daily net assets of Class C shares, computed on an annual basis.  The distribution plan fees for the Class C shares will be used to pay each Fund’s distributor (i) a distribution fee of up to 0.75% for the promotion and distribution of Class C shares and (ii) a shareholder servicing fee of up to 0.25% for personal service provided to Class C shareholders.  A deferred sales charge of 1.00% will be imposed on redemptions of Class C shares redeemed within 12 months of purchase, subject to certain exceptions as set forth in each Fund’s current Prospectus.  Class C shares may also be subject to a 2% redemption fee with respect to certain redemptions made within 30 days of purchase, as set forth in each Fund’s current prospectus.

Class I:

Class I shares will be offered for sale at net asset value per share without the imposition of a sales charge.  However, Class I shares will be subject to a distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act which provides for an annual distribution fee of up to 0.50% of the average daily net assets of Class I shares, computed on an annual basis.  The distribution plan fees for the Class I shares will be used to pay each Fund’s distributor (i) a distribution fee of up to 0.25% for the promotion and distribution of Class I shares and (ii) a shareholder servicing fee of up to 0.25% for personal service provided to Class I shareholders.  A redemption fee of 2.00% will be imposed on redemptions of Class I shares made within 24 months of purchase, subject to certain exceptions as set forth in each Fund’s current prospectus.

3.

Expense Allocations.  The following expenses for each Fund will be allocated on a class-by-class basis, to the extent applicable and practicable:  (i) fees under the distribution plan; (ii) printing and postage expenses related to preparing and distributing materials to existing shareholders of a particular class; (iii) Securities and Exchange Commission and blue sky fees incurred on behalf of the shareholders of a particular class; (iv) the expense of administrative personnel and services required to support the shareholders of a particular class; (v) accounting, auditor, litigation or other legal expenses relating solely to a particular class; (vi) transfer agent fees identified by the transfer agent as being attributable to a particular class; and (vii) expenses incurred in connection with shareholder meetings as a result of issues relating to a particular class.  Income, realized and unrealized capital gains and losses, and expenses of a Fund not allocated to a particular class will be allocated on the basis of the net asset value of each class in relation to the net asset value of the Fund.  Notwithstanding the foregoing, a service provider for a Fund may waive or reimburse the expenses of a specific class or classes to the extent permitted under Rule 18f-3 of the 1940 Act.

4.

Exchanges and Conversions.  There are no conversion features associated with the Class A, Class C or Class I shares of a Fund; however, Class A and Class C shares of a Fund may be exchanged for Class I shares of the same Fund at any time so long as the Class I minimum initial investment requirement is met.

5.

General.  Each class of a Fund will have exclusive voting rights with respect to any matter related solely to that class.  Each class of a Fund will have separate voting rights with respect to any matter in which the interests of one class differ from the interests of the other class.  Each class of a Fund will have in all other respects the same rights and obligations as each other class.  On an ongoing basis, the Board of Directors will monitor the Plan for any material conflicts between the interests of the classes of shares.  The Board of Directors will take such action as is reasonably necessary to eliminate any conflict that develops.  Each Fund’s investment adviser and distributor will be responsible for alerting the Board of Directors to any material conflicts that may arise.  Any material amendment to this Plan must be approved by a majority of the Board of Directors, including a majority of the directors who are not interested persons of the Company, as defined in the 1940 Act.  This Plan is qualified by and subject to the then current prospectus for the applicable class and Fund, which contains additional information about that class.